

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Daniel Draper
Manager and Chief Executive Officer
Invesco CurrencyShares Japanese Yen Trust
3500 Lacey Road
Suite 700
Downers Grove, Illinois 60515

   Re: Invesco CurrencyShares Japanese Yen Trust
    Registration Statement on Form S-1
    Filed February 7, 2019
    File No. 333-229552

Dear Mr. Draper:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate and
       Commodities